SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. __)



                           Professional Bancorp, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                         Common Stock, $0.008 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   743112-10-4
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                             Edward E. Steiner, Esq.
                       Keating, Muething & Klekamp, P.L.L.
                       One East Fourth Street, 14th Floor
                             Cincinnati, Ohio 45202
                                 (513) 579-6468
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                  June 8, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

                       (Continued on the following pages)

CUSIP No.743112-10-4                 13D                       Page 2 of 7 Pages

--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          George J. Budig
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS*

             PF
--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
--------------------------------------------------------------------------------
                              7      SOLE VOTING POWER

         NUMBER OF                   43,000
          SHARES             ---------------------------------------------------
       BENEFICIALLY           8      SHARED VOTING POWER
         OWNED BY
           EACH                      95,000
         REPORTING           ---------------------------------------------------
        PERSON WITH           9      SOLE DISPOSITIVE POWER

                                     43,000
                             ---------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     95,000
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          138,000
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 6.8%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
             IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 743112-10-4                   13D                    Page 3 of 7 Pages


--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          George E. Fern Co.
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]
                                                                     (b) [ ]
          X
--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS*

             PF
--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
--------------------------------------------------------------------------------
                              7      SOLE VOTING POWER

         NUMBER OF                   95,000
          SHARES              --------------------------------------------------
       BENEFICIALLY           8      SHARED VOTING POWER
         OWNED BY
           EACH                      43,000
         REPORTING            --------------------------------------------------
        PERSON WITH           9      SOLE DISPOSITIVE POWER

                                     95,000
                             ---------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     43,000
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          138,000
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*


--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.8%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

             CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer.

     This Schedule 13D relates to the Common Stock of Professional Bancorp, Inc., a Pennsylvania corporation ("Professional"). Professional's principal executive offices are located at 606 Broadway, Santa Monica, California 90401.

Item 2.   Identity and Background.

          George J. Budig
          ---------------

          (a)  George J. Budig

          (b)  1100 Gest Street, Cincinnati, Ohio 45203

          (c) Mr. Budig is a 50% shareholder, a director and the President of George E. Fern Co. which is engaged in the business of providing convention services. He conducts his investment activities from the address listed in (b) above.

          (d) Mr. Budig, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

          (e) Mr. Budig, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Budig being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  United States citizen.

          George E. Fern Co.
          ------------------

          (a) George E. Fern Co.

          (b)  1100 Gest Street, Cincinnati, Ohio 45203

          (c) George E. Fern Co. is engaged in the business of providing convention and exposition services.

          (d) George E. Fern Co., during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

          (e) George E. Fern Co., during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in George E. Fern Co. being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Ohio corporation.

Item 3.   Source and Amount of Funds or Other Consideration.

     Mr. Budig and George E. Fern Co. have utilized personal funds in connection with acquisitions to date of the Common Stock.

Item 4.   Purpose of Transaction.

     Mr.  Budig and  George  E. Fern Co.  own the  securities  reported  in this
Schedule 13D for investment purposes. Mr. Budig and George E. Fern Co. may also acquire additional securities of Professional from time-to-time. They will monitor their investment in Professional and, in the future, may make additional acquisitions or dispositions of that stock.

     Except as set forth above, they do not have any plans or proposals which relate to or would result in:

     4.1 The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

     4.2  An   extraordinary   corporation   transaction,   such  as  a  merger,
          reorganization or liquidation, involving the issuer or any of its subsidiaries;

     4.3 A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

     4.4 Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     4.5 Any material change in the present capitalization or dividend policy of the issuer;

     4.6 Any other material change in the issuer's business or corporate structure;

     4.7 Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     4.8 Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     4.9 A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     4.10 Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of Issuer.

          I.   George J. Budig

               (a)  See page 2, nos. 11 and 13.
               (b)  See page 2, nos. 7-10.
               (c)  All of the following trades were made in the last 60 days:


                     Date       Transaction       Number of Shares    Price
                    -------     -----------       ----------------  ------------
                    6/8/00         Buy                11,000         $3.56/sh
                    6/12/00        Buy                 3,000         $4.85/sh
                    6/13/00        Buy                 9,000         $4.00/sh
                    6/15/00        Buy                 4,000         $3.875/sh
                    6/16/00        Buy                 1,000         $3.50/sh
                    6/20/00        Buy                 2,000         $3.50/sh
                    6/21/00        Buy                 2,000         $3.5625/sh
                    6/27/00        Buy                 2,000         $3.625/sh
                    6/29/00        Buy                 6,000         $3.50/sh
                    7/11/00        Buy                 3,000         $4.25/sh

                    All  transactions were made in the open market.

               (d) None.
               (e) Not Applicable.

          II. George E. Fern Co.

               (a) See page 3, nos. 11 and 13.
               (b) See page 3, nos. 7-10.
               (c)  All of the  following  trades were made in the last 60 days:
                    None
               (d)  None.
               (e)  Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

     It is understood that Mr. Budig and George E. Fern Co. will vote their shares together and act in concert with respect to their objectives as to Professional.

Item 7.   Material to be filed as Exhibits.

          1. Powers of Attorney executed in connection with filings under the Securities Exchange Act of 1934


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Dated: July 12, 2000                     /s/ George J. Budig
                                         ---------------------------------------
                                         George J. Budig


                                         GEORGE E. FERN CO.


                                         By:  /s/ George J. Budig
                                            ------------------------------------
                                                  George J. Budig
                                                  President

                                   EXHIBIT 1.1

                                POWER OF ATTORNEY


     I, GEORGE J. BUDIG, hereby appoint EDWARD E. STEINER and F. MARK REUTER, or either of them, as my true and lawful attorney-in-fact to sign on my behalf individually and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me pursuant to Section 13(d) of the Securities and Exchange Act of 1934.

     IN WITNESS WHEREOF, I have hereunto set my hand this 12th day of July, 2000.




                                            /s/ George J. Budig
                                            ------------------------------------
                                                GEORGE J. BUDIG

                                   EXHIBIT 1.2

                                POWER OF ATTORNEY


     As President of GEORGE E. FERN CO., I, GEORGE J. BUDIG, hereby appoint EDWARD E. STEINER and F. MARK REUTER, or either of them, as the true and lawful attorney-in-fact of George E. Fern Co. to sign on its behalf individually and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by George E. Fern Co. pursuant to Section 13(d) of the Securities and Exchange Act of 1934.

     IN WITNESS WHEREOF, I have hereunto set my hand on behalf of GEORGE E. FERN CO. this 12th day of July, 2000.


                                           GEORGE E. FERN CO.


                                           By:  /s/ George J. Budig
                                              ----------------------------------
                                                    George J. Budig
                                                    President